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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

               NOTIFICATION OF LATE FILING
                                                  ----------------------------

                                                         SEC FILE NUMBER
                                                            000-23185
                                                  ============================

                                                           CUSIP NUMBER
                                                            71649C 101
                                                  ----------------------------
         (Check One):


[X] Form 10-K and Form 10-KSB  [ ] Form 20-F   [ ] Form 11-K
                               [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

          For Period Ended: December 31, 1999
                            ---------------------------------------------------
          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR

          For the Transition Period Ended:
                                          -------------------------------------




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          Read Attached Instruction Sheet Before Preparing Form. Please Print or
        Type.

          NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                              -----------------

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PART 1--REGISTRANT INFORMATION

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      Full Name of Registrant: Petroglyph Energy, Inc.

      Former Name if Available:

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      Address of Principal Executive Office (Street and Number):
          1302 North Grand Street

          City, State and Zip Code: Hutchinson, Kansas  67501


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PART II--RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due
[X] date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III--NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period:

We are not able to file our Form 10-K within the prescribed period. We are in the process of negotiating with a new lender a credit agreement that will replace our existing credit agreement. This replacement agreement, if completed, will have a positive impact on our financial condition by allowing a new two-year period for our revolving credit facility and provide us with additional liquidity in support of our 2000 capital spending plans.









                                                 (Attach Extra Sheets if Needed)

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PART IV--OTHER INFORMATION

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     (1) Name and telephone number of person to contact in regard to this notification

         Tim A. Lucas                             (316)          665-8500
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            (Name)                             (Area Code)   (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes    [ ] No


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      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes    [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      We anticipate reporting revenues of $5.04 million on production of 334,682 BOE, EBITDA of $507,000, a loss before change in accounting principles of $1,455,000, and a net loss of $1,567,000 for the year ended December 31, 1999. This is compared to revenues of $4.47 million on production of 375,149 BOE, negative EBITDA of $4,381,000 and a net loss of $4,185,807, which included an after-tax writedown of oil and natural gas properties of $3,296,788, for the year ended December 31, 1998.



                               PETROGLYPH ENERGY, INC.
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                      (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date March 29, 2000                  By:   /s/ TIM A. LUCAS
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                                            Tim A. Lucas, Vice President and
                                            Chief Financial Officer